OPTION AWARD AGREEMENT
EVOLUS, INC. (INDUCEMENT GRANT)
Evolus, Inc. (the “Company”) grants to the Grantee named below (“Grantee” or “you”) a Nonstatutory Stock Option to purchase the number of Shares set forth below (the “Option”).

Defined Terms:	Capitalized terms have the meanings set forth in Exhibit A hereto, unless otherwise defined in this Agreement
Grantee:	[________]
Type of Option:	Nonstatutory Stock Option
Grant Date:	[________] (the “Grant Date”)
Number of Shares Purchasable:	[________]
Option Price per Share:	$[________], which is the Fair Market Value as of the Grant Date (the “Option Price”)
Expiration Date:	[________], which is [10] years from the Grant Date (or earlier if your Separation from Service occurs before this Expiration Date; see Exercise after Separation from Service below)
Exercisability Schedule:	The Option will become exercisable on the following schedule, as long as you do not have a Separation from Service before the applicable exercisability date:

Exercisability Date % of Option Exercisable

[1st] anniversary of Grant Date [25]%

[2nd] anniversary of Grant Date Additional [25]%

[3rd] anniversary of Grant Date Additional [25]%

[4th] anniversary of Grant Date Remaining [25]%

Change in Control	The Option will become fully exercisable if you incur a Separation from Service by the Company without Cause within two years after a Change in Control.
Exercise after Separation from Service:
Separation from Service for any reason other than death, Disability, or Cause: any unexercisable portion of the Option expires immediately and any exercisable portion remains exercisable for [three] months after your Separation from Service for any reason other than death, Disability, or Cause.
Separation from Service due to death or Disability: any unexercisable portion of the Option expires immediately and any exercisable portion remains exercisable for [12] months after your Separation from Service due to your death or Disability.
Separation from Service for Cause: the entire Option, including any exercisable and unexercisable portion, expires immediately you’re your Separation from Service for Cause.
THE OPTION MAY NOT BE EXERCISED AFTER THE ORIGINAL EXPIRATION DATE SET FORTH ABOVE.

By signing below, you agree that the Option is granted under and governed by the terms of this Option Award Agreement (including the attached Option Terms) (this Option Award Agreement, including the attached Option Terms, is referred to as this “Agreement”), as of the Grant Date. The Option and this Agreement are intended to qualify for exemption from any requirement under the Nasdaq listing rules that equity compensation arrangements be approved by the Company’s stockholders

GRANTEE Sign Name: /s/ Print Name:	EVOLUS, INC. Sign Name: /s/ Print Name: Title:

OPTION TERMS
1.    Acceptance of Grant. You must accept the terms of this Agreement by returning a signed copy to the Company within 60 days after the Agreement is presented to you for review (or timely completing such other procedures for accepting the terms of this Agreement as the Committee may establish from time to time). The Option is subject to cancellation in its entirety if you do not timely accept the terms of this Agreement.
2.    Exercise of Option.
(a)    Right to Exercise. The Option will be exercisable in accordance with the Exercisability Schedule, Acceleration of Exercisability, and Exercise after Separation from Service terms provided above, and all the rest of the terms of this Agreement. The Option, to the extent exercisable, may be exercised in whole or in part. The Option may not be exercised after it expires. No Shares will be issued upon the exercise of the Option unless the issuance and exercise comply with all applicable laws. For income tax purposes, Shares will be considered transferred to you on the date you properly exercise the Option. Until you have duly exercised the Option and Shares have been delivered, you will not have any rights as a Stockholder for those Shares (including voting or dividend rights).
(b)    Method of Exercise. You may exercise the Option by delivering an exercise notice in a form approved by the Company (the “Exercise Notice”). The Exercise Notice must state your election to exercise the Option, the number of Option Shares that are being purchased, and any other representations and agreements that may be required by the Company. Together with the Exercise Notice, you must tender payment of the aggregate Option Price for all Shares exercised and all applicable withholding and other taxes. The Option will be deemed to be exercised upon receipt by the Company of a fully executed Exercise Notice and payment of the aggregate Option Price and all applicable withholding and other taxes.
3.    Method of Payment. If you elect to exercise the Option, you must pay the aggregate Option Price, as well as any applicable withholding or other taxes, by cash or check. However, the Committee may—but is not required to—consent to payment in any of the following forms, or a combination of them together with cash or check:
(a)    a “net exercise” under which the Company reduces the number of Shares issued upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate Option Price and any applicable withholding;
(b)    other consideration received by the Company under a cashless exercise program approved by the Company;
(c)    surrender of other Shares owned by you that have a Fair Market Value on the date of surrender equal to the aggregate Option Price of the exercised Shares and any applicable withholding; or
(d)    any other consideration that the Committee deems appropriate.
4.    Restrictions on Exercise.
(a)    You may not exercise the Option if the issuance of Shares upon exercise or the method of payment for those Shares would constitute a violation of any applicable law, regulation, or Company policy.
(b)    Any issuance of Shares under the Option may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any securities exchange or similar entity.
(c)    If a certificate for Shares is delivered to you under the Option, the certificate may bear the following or a similar legend as determined by the Company:
The ownership and transferability of this certificate and the shares of stock represented hereby are subject to the terms (including forfeiture) of an option award agreement entered into between the registered owner and Evolus, Inc. Copies of such agreement are on file in the executive offices of Evolus, Inc.

In addition, any stock certificates for Shares will be subject to any stop-transfer orders and other restrictions as the Company may deem advisable under the rules, regulations, and other requirements of the SEC, any securities exchange or similar entity upon which the Shares are then listed, and any applicable federal or state securities law, and the Company may cause a legend or legends to be placed on any certificates to make appropriate reference to these restrictions.

5.    Transferability. The Option may not be transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during your lifetime only by you.
6.    Term of Option. The Option may not be exercised after it expires and may only be exercised in accordance with this Agreement.
7.    Withholding.
(a)    Regardless of any action the Company may take that is related to any or all income tax, payroll tax, or other tax-related withholding (“Tax-Related Items”), the ultimate liability for all Tax-Related Items owed by you is and will remain your responsibility. The Company (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items under the Option, including the grant, vesting, or exercise of the Option or the subsequent sale of Shares acquired upon exercise and (ii) does not commit to structure the terms of the Option to reduce or eliminate your liability for Tax-Related Items.
(b)    The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to you any federal, state, or local taxes of any kind required by law to be withheld with respect to the grant, vesting or exercise of the Option or otherwise due in connection with the Option. At the time of such withholding event, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. The Company or the Affiliate, as the case may be, may require or permit the Grantee to satisfy such obligations, in whole or in part, (A) by causing the Company or the Affiliate to withhold up to the maximum required number of Shares otherwise issuable to the Grantee as may be necessary to satisfy such withholding obligation or (B) by delivering to the Company or the Affiliate Shares already owned by the Grantee. The Shares so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the Shares used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. To the extent applicable, a Grantee may satisfy his or her withholding obligation only with Shares that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.
8.    Effect of Change in Capitalization.
(a)Changes in Common Stock. If, while the Option is outstanding, (1) the number of outstanding Shares is increased or decreased or the Shares are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such Shares effected without receipt of consideration by the Company occurring after the Grant Date or (2) there occurs any spin-off, split-up, extraordinary cash dividend, or other distribution of assets by the Company, (A) the number and kinds of shares for which the Option may be exercised or settled, and the Option Price per share of the Option, shall be equitably adjusted by the Company; provided that any such adjustment shall comply with Section 409A.
(b)Effect of Certain Transactions. In the event of a Corporate Transaction while the Option is outstanding, the Option shall contiwnue in effect in accordance with its terms, except that after a Corporate Transaction either (1) the Option shall be treated as provided for in the agreement entered into in connection with the Corporate Transaction or (2) if not so provided in such agreement, the Grantee shall be entitled to receive in respect of each Share subject to the Option, upon exercise or payment or transfer in respect of the Option, the same number and kind of stock, securities, cash, property, or other consideration that each Stockholder was entitled to receive in the Corporate Transaction in respect of one Share; provided, however, that, unless otherwise determined by the Board, such stock, securities, cash, property or other consideration shall remain subject to all of the terms and conditions that were applicable to the Option before such Corporate Transaction. Without limiting the generality of the foregoing, the treatment of the Option under this Section 8(b) in connection with a Corporate

Transaction in which the consideration paid or distributed to the Stockholders is not entirely shares of common stock of the acquiring or resulting corporation may include the cancellation of the Option upon consummation of the Corporate Transaction as long as, at the election of the Board, (A) the holder of the Option has been given a period of at least 15 days before the date of the consummation of the Corporate Transaction to exercise the Option (to the extent otherwise exercisable) or (B) the holder of the Option is paid (in cash or cash equivalents) in respect of each Share covered by the Option being canceled an amount equal to the excess, if any, of the per Share price paid or distributed to Stockholders in the Corporate Transaction (the value of any noncash consideration to be determined by the Board) over the Option Price. For avoidance of doubt, (i) the cancellation of the Option under clause (B) of the preceding sentence may be effected notwithstanding any other term or condition of this Agreement and (ii) if the amount determined under clause (B) of the preceding sentence is zero or less, the Option may be cancelled without any payment therefor. The treatment of the Option as provided in this Section 8(b) shall be conclusively presumed to be appropriate for purposes of Section 8(a).
(c)Change in Control. If the Option is outstanding as of the date of a Change in Control, either of the following provisions shall apply, depending on whether, and the extent to which, the Option is assumed, converted, or replaced by the resulting entity in a Change in Control:
(1)    To the extent the Option is then outstanding and is not assumed, converted or replaced by the resulting entity in the Change in Control, then upon the Change in Control the Option shall become fully exercisable.
(2)    To the extent the Award is then outstanding and is assumed, converted, or replaced by the resulting entity in the Change in Control, the Award will be subject to accelerated vesting if the Grantee has a Separation from Service by the Company other than for Cause as set forth in the cover page of this Agreement.
(d)Adjustments. Adjustments under this Section 8 related to Shares or other securities of the Company shall be made by the Board. No fractional Shares or other securities shall be issued under any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole Share..
9.    Bound by Committee Decisions. By accepting the Option, you acknowledge that the authority to manage and control the operation and administration of this Agreement is vested in the Committee. To the maximum extent permitted by law, the Committee has the sole authority to construe and interpret this Agreement, to make factual determinations with respect to the Option, and to prescribe, amend and rescind rules and regulations relating to the administration of the Option. The Committee may provide for the acceleration of vesting of the Option in such circumstances as it may deem appropriate, and may cancel, modify, or waive the Company’s rights with respect to the Option; provided that any such action must be in writing and signed by an authorized officer of the Company. Any action taken by, or inaction of, the Committee relating or pursuant to this Agreement and within its authority hereunder or under applicable law shall be within the absolute discretion of the Committee and will be final and binding on all Persons.
10.    Your Representations. You represent to the Company that you have read and fully understand this Agreement and that your decision to accept the Option is completely voluntary. You also acknowledge that you are relying solely on your own advisors regarding the tax consequences of the Option.
11.    Regulatory and Other Limitations. Notwithstanding anything else in this Agreement, the Committee may impose conditions, restrictions, and limitations on the issuance of Shares under the Option unless and until the Committee determines that the issuance complies with (a) all registration requirements under the Securities Act, (b) all listing requirements of any securities exchange or similar entity on which the Shares are listed, (c) all Company policies and administrative rules, and (d) all applicable laws.
12.    Miscellaneous.
(a)    Notices. Any notice that may be required or permitted under this Agreement must be in writing and may be delivered personally, by intraoffice mail, or by electronic mail or via a postal service (postage prepaid) to the electronic mail or postal address and directed to the person as the receiving party may designate in writing from time to time.

(b)    Waiver. The waiver by any party to this Agreement of a breach of any provision of the Agreement will not operate or be construed as a waiver of any other or subsequent breach.
(c)    Entire Agreement. This Agreement constitutes the entire agreement between you and the Company related to the Option. Any prior agreements, commitments, or negotiations concerning the Option are superseded.
(d)    Binding Effect; Successors. The obligations and rights of the Company under this Agreement will be binding upon and inure to the benefit of the Company and any successor corporation or organization resulting from the merger, consolidation, sale, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. Your obligations and rights under this Agreement will be binding upon and inure to your benefit and the benefit of your beneficiaries, executors, administrators, heirs, and successors.
(e)    Governing Law; Consent to Jurisdiction; Consent to Venue; Service of Process. This Agreement will be construed and interpreted in accordance with the internal laws of the State of California without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of California. For purposes of resolving any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Agreement, you hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that any related litigation must be conducted solely in the courts of Orange County, California or the federal courts for the United States for the Central District of California, where this Agreement is made and/or to be performed, and no other courts. You may be served with process in any manner permitted under State of California law, or by United States registered or certified mail, return receipt requested.
(f)    Amendment. This Agreement may be amended at any time by the Committee, except that no amendment may, without your consent, materially impair your rights under the Option.
(g)    Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of the Agreement, and each other provision will be severable and enforceable to the extent permitted by law.
(h)    No Rights to Service. Nothing in this Agreement will be construed as giving you any right to be retained in any position with the Company or its Affiliates. Nothing in this Agreement will interfere with or restrict the rights of the Company or its Affiliates—which are expressly reserved—to remove, terminate, or discharge you at any time for any reason whatsoever or for no reason, subject to the Company’s certificate of incorporation, bylaws, and other similar governing documents and applicable law.
(i)    Section 409A. It is intended that the Option will be exempt from (or in the alternative will comply with) Section 409A, and this Agreement will be administered and interpreted accordingly. This paragraph is not a guarantee of any particular tax effect for your benefits under this Agreement and the Company does not guarantee that these benefits will satisfy Section 409A or any other provision of the Code.
(j)    Further Assurances. You must, upon request of the Company or the Committee, do all acts and execute, deliver, and perform all additional documents, instruments, and agreements that may be reasonably required by the Company or the Committee to implement the provisions and purposes of this Agreement.
(k)    Clawback. All awards, amounts, or benefits received or outstanding under the Option will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with the terms of any Company clawback or similar policy or any applicable law related to such actions, as may be in effect from time to time. You acknowledge and consent to the Company’s application, implementation, and enforcement of any applicable Company clawback or similar policy that may apply to you, whether adopted before or after the Grant Date, and any provision of applicable law relating to clawback, cancellation, recoupment, rescission, payback, or reduction of compensation, and the Company may take such actions as may be necessary to effectuate any such policy or applicable law, without further consideration or action.

(l)    Electronic Delivery and Acceptance. The Company may deliver any documents related to current or future participation in the Option by electronic means. You consent to receive those documents by electronic delivery and to participate in the Option through any on-line or electronic system established and maintained by the Company or a third party designated by the Company.

EXHIBIT A
DEFINED TERMS
For purposes of this Agreement the following definitions shall apply:
“Affiliate” means any company or other trade or business that “controls,” is “controlled by,” or is “under common control with,” the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including any Subsidiary.
“Beneficial Owner” shall have the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, that Person shall be deemed to have beneficial ownership of all securities that the Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have corresponding meanings.
“Board” means a majority of the “independent directors” (within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules) of the Board of Directors of the Company.
“Business Combination” means the consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company.
“Cause” shall be defined as that term is defined in the Grantee’s offer letter or other applicable employment agreement; or, if there is no such definition, “Cause” means, as determined by the Company: (1) the commission of any act by the Grantee constituting financial dishonesty against the Company or its Affiliates; (2) the Grantee’s engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality, or harassment that would (A) adversely affect the business or the reputation of the Company or any of its Affiliates with their respective current or prospective customers, suppliers, lenders, or other third parties with whom such entity does or might do business or (B) expose the Company or any of its Affiliates to a risk of civil or criminal legal damages, liabilities, or penalties; (3) the repeated failure by the Grantee to follow the directives of the chief executive officer of the Company or any of its Affiliates or the Board; or (4) any material misconduct, violation of Company or Affiliate policy, or willful and deliberate non-performance of duty by the Grantee in connection with the business affairs of the Company or its Affiliates. A Separation from Service for Cause shall be deemed to include a determination by the Company after the Grantee’s Separation from Service that circumstances existing before the Separation from Service would have entitled the Company or an Affiliate to have terminated the Grantee’s service for Cause. All rights a Grantee has or may have under the Option shall be suspended automatically during the pendency of any investigation by the Company, or during any negotiations between the Company and the Grantee, regarding any actual or alleged act or omission by the Grantee of the type described in the applicable definition of Cause.
“Change in Control” means, except as otherwise provided by the Board, the occurrence of any of the following events:
(1)    The acquisition by any Person of Beneficial Ownership of 50% or more of the outstanding voting power; provided, however, that the following acquisitions shall not constitute a Change in Control for purposes of this subparagraph (1): (A) any acquisition directly from the Company; (B) any acquisition by the Company or any of its Affiliates; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates; or (D) any acquisition by any corporation under a transaction that complies with clauses (A), (B) and (C) of subparagraph (3) below; or
(2)    Individuals who at the beginning of any two-year period constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director of the Company during such two-year period and whose election, or whose nomination for election by the Stockholders, to the Board was either (A) approved by a vote of at least a majority of the directors then comprising the Incumbent Board or (B) recommended by a nominating committee comprised entirely of directors who are then Incumbent Board members shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act), other actual or threatened solicitation of proxies or consents or an actual or threatened tender offer; or
(3)    Consummation of a Business Combination, unless after the Business Combination: (A) all or substantially all of the Persons who were the Beneficial Owners, respectively, of the outstanding shares and outstanding voting securities immediately before the Business Combination own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company, as the case may be, of the entity resulting from the Business Combination (including an entity that as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately before such Business Combination, of the outstanding voting securities (provided, however, that for purposes of this clause (A) any shares of common stock or voting securities of such resulting entity received by such Beneficial Owners in such Business Combination other than as the result of such Beneficial Owners’ ownership of outstanding shares or outstanding voting securities immediately before such Business Combination shall not be considered to be owned by such Beneficial Owners for the purposes of calculating their percentage of ownership of the outstanding common stock and voting power of the resulting entity); (B) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from the Business Combination) becomes the Beneficial Owner, directly or indirectly, of 50% or more of the combined voting power of the then outstanding voting securities of such entity resulting from the Business Combination unless such Person owned 50% or more of the outstanding shares or outstanding voting securities immediately before the Business Combination; and (C) at least a majority of the members of the Board of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or the action of the Board, providing for such Business Combination; or
(4)    Approval by the Stockholders of a complete liquidation or dissolution of the Company.
Solely to the extent required by Section 409A, an event described above shall not constitute a Change in Control for purposes of the payment (but not vesting) terms and conditions of any award subject to Section 409A unless such event also constitutes a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the Company’s assets within the meaning of Section 409A.
“Code” means the Internal Revenue Code of 1986.
“Committee” means the Compensation Committee of the Board or any committee or other person or persons designated by the Board to administer the Option. The Board shall cause the Committee to satisfy the applicable requirements of any securities exchange on which the Common Stock may then be listed.
“Common Stock” means the common stock of the Company, par value $0.00001 per share.
“Corporate Transaction” means a reorganization, merger, statutory share exchange, consolidation, sale of all or substantially all of the Company’s assets, or the acquisition of assets or stock of another entity by the Company, or other corporate transaction involving the Company or any of its Affiliates.
“Disability” shall be defined as that term is defined in the Grantee’s offer letter or other applicable employment agreement; or, if there is no such definition, “Disability” means, as determined by the Company, the Grantee is unable to perform each of the essential duties of the Grantee’s position by reason of a medically determinable physical or mental impairment that is potentially permanent in character or that can be expected to last for a continuous period of not less than 12 months.
“Exchange Act” means the Securities Exchange Act of 1934.
“Fair Market Value” of a Share as of a particular date means (1) if the Shares are listed on a national securities exchange, the closing price of a Share as quoted on such exchange or other comparable reporting system for the first regular trading day immediately preceding the applicable date, or (2) if the Shares are not then listed on a national securities exchange, the closing price of a Share quoted by an established quotation service for over-the-counter securities for the first trading day immediately preceding the applicable date, or (3) if the Shares are not then listed on a national securities exchange or quoted by an established quotation service for over-the-counter securities, or the value of the Shares is not otherwise determinable, such value as determined by the Board.
“Person” means a person as defined in Section 13(d)(3) of the Exchange Act.
“SEC” means the U.S. Securities and Exchange Commission.
“Section 409A” means Code Section 409A.
“Securities Act” means the Securities Act of 1933.
“Separation from Service” means the termination of the applicable Grantee’s employment with, and performance of services for, the Company and each Affiliate. Unless otherwise determined by the Company, if a Grantee’s employment or service with the Company or an Affiliate terminates but the Grantee continues to provide services to the Company or an Affiliate in a non-employee director capacity or as an employee, officer, or consultant, as applicable, such change in status shall not be deemed a Separation from Service. Approved temporary absences from employment because of illness, vacation, or leave of absence and transfers among the Company and its Affiliates shall not be considered Separations from Service. Notwithstanding the foregoing, with respect to any award that constitutes nonqualified deferred compensation under Section 409A, “Separation from Service” shall mean a “separation from service” as defined under Section 409A.
“Share” means one share of Common Stock.
“Stockholder” means a stockholder of the Company.
“Subsidiary” means any corporation, partnership, joint venture, affiliate, or other entity in which the Company owns more than 50% of the voting stock or voting ownership interest, as applicable, or any other business entity designated by the Board as a Subsidiary for purposes of the Option.